EXHIBIT 99.12

CONSENT OF EXPERT

March 27, 2015

Eldorado Gold Corporation

United States Securities and Exchange Commission

Ladies and Gentlemen:

Re: Eldorado Gold Corporation

I, Norman Pitcher, do hereby consent to the filing of the written disclosure regarding:

1.
(i) the technical report entitled the “Technical Report for Jinfeng Gold Mine, China” dated January 13, 2012 and effective March 15, 2011, (ii) the description of all scientific or technical information relating to the Kisladag, Efemcukuru, Jinfeng, Olympias and Skouries properties and (iii) certain technical information, mineral reserve estimates of the Tocantinzinho Mine and the Skouries (underground) in Eldorado Gold Corporation’s (the “Company”) Annual Information Form for the year ended December 31, 2014 (the “AIF”); and

2.
All scientific and technical information contained in the Company’s Management Discussion and Analysis of Financial Condition and Results of Operation for the year ended December 31, 2014 (the “MD&A”),

and the use of my name in the AIF and Annual Report on Form 40-F of the Company for the year ended December 31, 2014 and any amendments thereto, and the Company’s MD&A, and any amendments thereto, and any Registration Statement on Form S-8 incorporating by reference the Company’s AIF, MD&A and Annual Report on Form 40-F.

By:	/s/ Norman Pitcher
Norman Pitcher, P. Geo.
Eldorado Gold Corporation
President